Vista Gold Corp.
7961 Shaffer Parkway, Suite 5
Littleton, CO  80127

May 3, 2011

Via EDGAR

Securities and Exchange Commission
ATTN:  Mr. Douglas Brown
100 F Street, NE
Washington, D.C.  20549

Re:          Vista Gold Corp. – Request for Acceleration
Registration Statement on Form S-3
Filed on March 15, 2011, Amended April 15, 2011
File No. 333-172826

Ladies and Gentlemen:

On behalf of Vista Gold Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-172826) to permit said Registration Statement to become effective at 5:00 p.m. EST on May 5, 2011, or as soon thereafter as practicable.

Vista Gold Corp. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Vista Gold Corp.

/s/ Gregory Marlier
Gregory Marlier, CFO